UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                      Boston Celtics Limited Partnership
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Limited Partnership Units
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   100576107
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Don F. Gaston
                            43 Baldwin Farms North
                         Greenwich, Connecticut 06830
                                (203) 869-0748
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                Not Applicable
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP NO.   100576107                                  Page 3 of 15 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Don F. Gaston


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              320,000

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             403,885

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             320,000

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               439,163


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      759,163


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [X]

      1,320,000


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.8%

14    TYPE OF REPORTING PERSON*

      IN



                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                SCHEDULE 13D

CUSIP NO.   100576107                                  Page 4 of 15 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paula B. Gaston


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


   NUMBER OF       7     SOLE VOTING POWER

     SHARES

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             403,885

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               439,163


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      439,163


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [X]

      1,640,000


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%

14    TYPE OF REPORTING PERSON*

      IN



                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



            This amends and restates the Statement on Schedule 13D as heretofore amended (collectively the "Schedule 13D") filed with the Securities and Exchange Commission by Don F. Gaston and Paula B. Gaston with respect to the Limited Partnership Units of Boston Celtics Limited Partnership. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 1.     Security and Issuer
            -------------------

            Limited Partnership Units ("Units")

            Boston  Celtics  Limited  Partnership  (the   "Partnership"),   151
            Merrimac Street, Boston, Massachusetts 02114


Item 2.     Identity and Background
            -----------------------

            (a)   Don F. Gaston
            (b)   43 Baldwin Farms North
            (c) Chairman of the Board of Brookwood Investments Inc., 33 E. 63rd Street, New York, New York 10021; Director of Celtics, Inc., Boston Celtics Corporation and Celtics Communications, Inc., 151 Merrimac Street, Boston, Massachusetts 02114
            (d)   None
            (e)   None
            (f)   U.S.A.

            (a)   Paula B. Gaston
            (b)   43 Baldwin Farms North
                  Greenwich, Connecticut 06830
            (c)   Director of Celtics, Inc. and Boston Celtics Corporation, 151
                  Merrimac  Street,   Boston,   Massachusetts   02114;  private
                  investor
            (d)   None
            (e)   None
            (f)   U.S.A.


Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            The Units reported hereby were originally issued to Mr. Gaston on December 11, 1986 in exchange for his contribution to the Partnership of a certain undivided interest in the assets and liabilities of the Boston Celtics franchise of the National Basketball Association. On April 24, 1990, Mr. Gaston transferred 2,062,300 Units without consideration to himself and his wife, Paula B. Gaston, as co-owners. On January 21, 1993, Mr. Gaston and Ms. Gaston contributed 18,415 of such Units to Boston Celtics Corporation, a corporation of which both Mr. Gaston and Ms. Gaston are stockholders and directors. Immediately thereafter, Boston Celtics Corporation contributed 35,278 Units to Celtics Limited Partnership, a partnership of which Boston Celtics Corporation is the 1% general partner. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 1,300,000 Units to Walcott Partners, L.P., a partnership in which Mr. Gaston and Ms. Gaston each own a limited partnership interest. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 320,000 Units to Brookwood Investments Ltd., a limited partnership co-owned by Mr. and Ms. Gaston of which Mr. Gaston is the sole general partner.

            Item 3 of the Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

            On February 5, 1996, Mr. Gaston and Ms. Gaston, as co-owners, contributed 20,000 Units to Walcott Partners, L.P. As a result, Mr. Gaston and Ms. Gaston co-own in their individual capacities an aggregate of 403,885 Units.


Item 4.     Purpose of Transaction
            ----------------------

            As originally reported in Schedule 13D dated December 11, 1986, as filed December 15, 1986, the Units reported as beneficially owned were acquired in connection with the conveyance of the Boston Celtics Franchise to the Partnership and the initial public offering of Units by the Partnership, all as set forth under the heading "Conversion to Partnership" on page 14 of the Registration Statement on Form S-1 of the Partnership filed with the Securities and Exchange Commission on October 28, 1986 (File No. 33-9796), which is hereby incorporated by reference.

            As reported in Amendment No. 1 to Schedule 13D dated April 24, 1990, as filed May 2, 1990, the Units described therein were transferred by Mr. Gaston to himself and his wife, Paula B. Gaston, as co-owners.

            As reported in Amendment No. 2 to Schedule 13D dated January 31, 1993, as filed February 10, 1993, the dispositions and acquisitions of Units reported thereby were undertaken in connection with a restructuring of certain of the businesses owned or operated by or for the benefit of members of the Gaston family.

            Filed as an exhibit thereto and incorporated herein by reference is a Merger Agreement dated as of December 8, 1992 (the "Merger Agreement") among Boston Celtics Communications Limited Partnership ("BCCLP"), the Partnership, BCCLP Holding Corporation ("Holdings"), a newly formed corporation wholly owned by the Partnership, and BCCLP Acquisition Limited Partnership ("Acquisition"), a newly formed Delaware limited partnership in which the 99% limited partnership interest is held by Holdings and the 1% general partnership interest is held by Celtics Communications, Inc., which also serves as the general partner of BCCLP ("CCI" or the "BCCLP General Partner").

            Pursuant to the Merger Agreement, subject to certain conditions, Acquisition was merged with and into BCCLP (the "Merger") and BCCLP became the surviving partnership. Upon the consummation of the Merger, (i) holders of the 5,935,000 issued and outstanding limited partnership units in BCCLP ("BCCLP Units") were entitled to receive $2.40 per unit in cash, without interest (the "Merger Price'), (ii) the 99% limited partnership interest in Acquisition held by the Partnership, through Holdings, was converted into a 99% limited partnership interest in BCCLP and (iii) the BCCLP General Partner continued to hold the 1% general partnership interest in BCCLP. Accordingly, after the Merger, BCCLP became owned 99% by the Partnership, through its corporate subsidiary Holdings, and 1% by the BCCLP General Partner.

            Upon consummation of the Merger, the 99% limited partnership interest in BCCLP came to be held indirectly by the Partnership, in which Don
F. Gaston, Alan N. Cohen and Paul R. Dupee, Jr. (the "Principal Partnership Unitholders") and certain of their affiliates in turn held approximately 56.4% of the partnership interest and the 1% general partnership interest in BCCLP continued to be held by BCCLP General Partner, which was wholly owned by the Principal Partnership Unitholders and their affiliates. Accordingly, the Principal Partnership Unitholders held an indirect interest in BCCLP equal to approximately 57.4% following the Merger.

            The BCCLP Units were registered under the Exchange Act. Upon consummation of the Merger, such registration was intended to be terminated upon application of BCCLP to the Securities and Exchange Commission (the "Commission"). Termination of registration of the Units under the Exchange Act would relieve BCCLP of the obligations theretofore imposed on it to prepare and file financial statements and other reports under the Exchange Act and to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act. In addition, BCCLP's officers, directors and Unitholders owning 10% or more of the BCCLP Units would be relieved of the reporting requirements and "short swing" liability under Section 16 of the Exchange Act. BCCLP indicated that it intended to apply for termination of registration under the Exchange Act as soon as practicable after the Merger.

            Don F. Gaston indicated to BCCLP that he intended to cause Brookwood Investments Inc., a corporation of which Don F. Gaston is the sole stockholder and which owned approximately 47.4% of the outstanding BCCLP Units to vote in favor of the Merger.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) Don F. Gaston co-owns 403,885 Units with his wife, Paula B. Gaston, representing approximately 7.9% of the outstanding Units. Celtics Limited Partnership owns 35,278 Units, representing approximately 0.7% of the outstanding Units. The issuer owns a 99% limited partnership interest in Celtics Limited Partnership. Both Mr. Gaston and Ms. Gaston are stockholders and directors of Boston Celtics Corporation, the corporate general partner of Celtics Limited Partnership, and thus Mr. Gaston and Ms. Gaston may be deemed to be the beneficial owners of certain of the Units owned by Celtics Limited Partnership.

            Walcott Partners, L.P. owns 1,320,000 Units, representing approximately 25.7% of the outstanding Units. Mr. Gaston and Ms. Gaston each own a limited partnership interest in Walcott Partners, L.P., and Paul E. Gaston, the son of Mr. and Ms. Gaston, is the sole stockholder, officer and director of the general partner of Walcott Partners, L.P. Mr. and Ms. Gaston expressly disclaim beneficial ownership of the Units owned of record by Walcott Partners, L.P.

            Brookwood Investments Ltd. owns 320,000 Units, representing approximately 6.2% of the outstanding Units. Mr. and Mrs. Gaston are the sole co-owners of Brookwood Investments Ltd. Mr. Gaston is the sole general partner of Brookwood Investments Ltd., and thus Mr. Gaston may be deemed to be the beneficial owner of certain of the Units held by Brookwood Investments Ltd. Ms. Gaston expressly disclaims beneficial ownership of the Units owned of record by Brookwood Investments Ltd.

            This  report  shall not be  deemed an  admission  for  purposes  of
Section 13 or otherwise that Don F. Gaston and Paula B. Gaston are the beneficial owners of the Units owned by Celtics Limited Partnership, Walcott Partners L.P. and Brookwood Investments Ltd. While Mr. Gaston and Ms. Gaston may each be deemed to be the beneficial owner of certain of such Units, they expressly disclaim beneficial ownership of the remaining Units.

            (b) Mr. Gaston has shared voting and dispositive power with respect to the Units co-owned with Ms. Gaston. As directors and stockholders of the general partner of Celtics Limited Partnership, Mr. Gaston and Ms. Gaston have shared voting and dispositive power with respect to the Units owned by Celtics Limited Partnership. As the sole general partner of Brookwood Investments Ltd., Mr. Gaston has the sole voting and dispositive power with respect to the Units owned by Brookwood Investments Ltd. Mr. Gaston and Ms. Gaston have no voting or dispositive power with respect to the Units owned by Walcott Partners, L.P.

            (c) On January 21, 1993, Mr. Gaston and Ms. Gaston contributed 18,415 Units to Boston Celtics Corporation, a corporation of which both Mr. Gaston and Ms. Gaston are stockholders and directors. Immediately thereafter, Boston Celtics Corporation contributed 35,278 Units to Celtics Limited Partnership, a partnership of which Boston Celtics Corporation is the 1% general partner. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 1,300,000 Units to Walcott Partners, L.P., a partnership in which Mr. Gaston and Ms. Gaston each own a 22.5% limited partnership interest. On or about January 31, 1993, Mr. Gaston and Ms. Gaston contributed 320,000 Units to Brookwood Investments Ltd., a limited partnership co-owned by Mr. Gaston and Ms. Gaston of which Mr. Gaston is the sole general partner.

            (d) With respect to the Units co-owned by Mr. Gaston and Ms. Gaston, Mr. Gaston and Ms. Gaston share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units.

            (e)   Not applicable.


Item 6.     Contracts,  Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer
            -------------------------------------------------------------------

            As reported in Schedule 13D dated December 11, 1986 as filed on December 15, 1986, Don F. Gaston, Paul R. Dupee, Jr. and Alan N. Cohen were previously the sole stockholders and directors of Boston Celtics, Incorporated ("BCI"), which was the owner of the Boston Celtics Franchise prior to the closing of the Partnership's initial public offering of Units. BCI was liquidated immediately before the closing of the initial public offering of Units by the Partnership and undivided interests in the Boston Celtics Franchise were distributed to the stockholders. On December 4, 1986, Messrs. Gaston, Dupee and Cohen entered into a Conveyance Agreement (the "Conveyance Agreement") with the Partnership and Celtics, Inc., the General Partner of the Partnership, a copy of which is filed as an exhibit thereto and incorporated herein by reference, pursuant to which Messrs. Gaston, Dupee and Cohen agreed to sell and contribute to the Partnership their respective undivided interests in the Boston Celtics Franchise distributed to them upon liquidation of BCI. In exchange for such sale and contribution, Messrs. Gaston, Dupee and Cohen received (i) the net proceeds of the initial public offering of Units by the Partnership and (ii) Units representing 32.7%, 14.8% and 11.9%, respectively, of the Units outstanding after the offering. Messrs. Gaston, Dupee and Cohen were officers and directors, and the sole stockholders, of Celtics, Inc., the sole General Partner of the Partnership.

            The Units are subject to the terms of the Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of which is filed as an exhibit thereto and incorporated herein by reference.

            Item 6 of the Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

            On August 30, 1995, the Partnership redeemed an aggregate of 758,444 Units beneficially owned by Alan Cohen and his son and daughter and, in addition, the interest of Alan Cohen in Celtics, Inc., which is the sole General Partner of the Partnership, was acquired by Walcott Partners, L.P. The Units acquired by the Partnership from Alan Cohen and his son and daughter have been classified as treasury Units. In addition, Alan Cohen resigned as an officer and director of Celtics, Inc.

            On November 30, 1996, the Partnership through its indirect wholly owned subsidiary, Celtics Capital Corporation, acquired an aggregate of 780,000 Units beneficially owned by Paul R. Dupee, Jr. and an entity which is an affiliate of Mr. Dupee and, in addition, the interest of Paul R. Dupee, Jr. in Celtics, Inc., the sole General Partner of the Partnership, was acquired by Walcott Partners, L.P. The Units acquired by Celtics Capital Corporation from Mr. Dupee and his affiliate have been classified as treasury Units. In addition, Paul R. Dupee, Jr. resigned as an officer and director of Celtics, Inc.

            As a result of the transaction described above, Walcott Partners, L.P. owns 100% of Celtics, Inc., the sole General Partner of the Partnership.


Item 7.     Material to be Filed as Exhibits
            --------------------------------

            1. Page 14 of the Registration Statement on Form S-1 of the Partnership filed on October 28, 1986 (File No. 33-9796)*

            2. Amended and Restated Agreement of Limited Partnership of Boston Celtics Limited Partnership*

            3.    Conveyance    Agreement    among   Boston   Celtics   Limited
Partnership,  Celtics,  Inc.,  Don F.  Gaston,  Paul R. Dupee,  Jr. and Alan N.
Cohen*

            4. Merger Agreement dated as of December 8, 1992 among Boston Celtics Communications Limited Partnership, Boston Celtics Limited Partnership, BCCLP Holding Corporation and BCCLP Acquisition Limited Partnership**

            5. Agreement dated as of February 10, 1993 by and between Don F. Gaston and Paula B. Gaston relating to the filing of Schedule 13D.**


-------------------

* Incorporated by reference to Schedule 13D dated December 11, 1986, as filed December 15, 1986.

** Incorporated by reference to Amendment No. 2 to Schedule 13D dated January 31, 1993, as filed February 10, 1993.*


            Signatures

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, we agree that this statement on Schedule 13D is filed on behalf of each of us with respect to our interest in the Units.

                                        /s/  DON F. GASTON
                                        ---------------------------------------
                                        Don F. Gaston


                                        /s/  PAULA B. GASTON
                                        ---------------------------------------
                                        Paula B. Gaston



Date:  May 30, 1997